Exhibit 11

               Calculation of Earnings Per Share

              (in thousands except per share data)

                         Three Months Ended     Six Months Ended
                              June 30                June 30
                          1996       1995       1996       1995
                         ------     ------     ------     ------

Weighted average common   4,467      2,817      4,467      2,817
and common equivalent
shares outstanding


Net Earnings (Loss)       $ 771      $ 911      $(269)     $ 246


Earnings Per common       $0.17      $0.32      $(0.06)    $0.09
share                     -----      -----      -------    -----